

~Ghosted Concepts~

OFFERING MEMORANDUM

facilitated by



Phoenix Hospitality L.L.C.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Phoenix Hospitality L.L.C.
State of Organization	VA
Date of Formation	01/08/2020
Entity Type	Limited Liability Company
Street Address	9523 Dublin Dr, Manassas VA, 20109
Website Address	www.ghostedconcepts.com

(B) Directors and Officers of the Company

Key Person	Carmen Sabia
Position with the Company Title First Year	 Co-Owner 2020
Other business experience (last three years)	*Chef Carmen has worked in the restaurant industry for 31 years. He started as a line cook at Chuck e Cheese as a teenager and has worked every position possible; from dishwasher to area supervisor. He's worked for several highly successful corporate chain restaurants such as Outback, Sonic, and P.F.Chang's. In 2017 he noticed that take-out sales were trending up as dine-in sales began to trend down and knew that take-out if the future for restaurants. He has taken all he learned from working in the corporate world to create our own successful business that focuses solely on giving the best quality flavorful food and customer service to our customers. He has built Ghosted Concepts from the ground up.*

Key Person	Stephanie Sabia
Position with the Company Title First Year	 Co-Owner 2020
Other business experience (last three years)	*Stephanie has been helping Chef Carmen run the business behind the scenes from the start. She has over a decade of experience in customer service which makes her ideal for handling hiring, on boarding, scheduling, setting up catering orders, running social media, and all customer communications with the business. In addition, you will find her smiling face behind the cash register in their Cookies & Cream Ice Cream Shop four days a week.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Carmen Sabia	50%
Stephanie Sabia	50%

(D) The Company's Business and Business Plan

Our Story

We started in the fall of 2020 doing events at wineries and breweries under a tent with just our family. By that winter we were working out of a commercial kitchen as a fully virtual restaurant. We quickly expanded and now own an additional business, Cookies & Cream.

- February of 2021 we launched our Nashville hot chicken which quickly put us on the map.
- Spring of 2022 a new neighboring brewery (Trouvaille Brewing Company) asked us to start selling food in their location.
- July of 2022 we purchased a neighboring ice cream shop and moved our operations there.
- September of 2022 we won Best Takeout/Delivery in our county and were featured in a local magazine which brought us even more new customers.

The Team

Carmen Sabia, Owner/Operator and CEO

Chef Carmen has worked in the restaurant industry for 31 years. He started as a line cook at Chuck e Cheese as a teenager and has worked every position possible; from dishwasher to area supervisor. He's worked for several highly successful corporate chain restaurants such as Outback, Sonic, and P.F.Chang's. In 2017 he noticed that take-out sales were trending up as dine-in sales began to trend down and knew that take-out if the future for restaurants. He has taken all he learned from working in the corporate world to create our own successful business that focuses solely on giving the best quality flavorful food and customer service to our customers. He has built Ghosted Concepts from the ground up.

Stephanie Sabia, Owner/President

Stephanie has been helping Chef Carmen run the business behind the scenes from the start. She has over a decade of experience in customer service which makes her ideal for handling hiring, on boarding, scheduling, setting up catering orders, running social media, and all customer communications with the business. In addition, you will find her smiling face behind the cash register in their Cookies & Cream Ice Cream Shop four days a week.

Ben Zweig, Sous Chef

Ben has been with us since June of 2023 and has been a true asset to our team. He had no prior experience in the restaurant business but Chef Carmen saw something in him during his interview and took a chance. Ben has caught on quickly and quickly moved up the ranks to earn the title of Sous Chef within just a few months of being hired. He is Chef Carmen's right hand man and handles the majority of the cooking when he is on shift.

Isabella Sabia, Shift Leader

Isabella is the second oldest daughter of Chef Carmen and Stephanie and has been helping Chef run the business since day one. She has great leadership skills which earned her the title of Shift Leader in the Fall of 2023. No nepotism here! She has earned the respect of her colleagues and helps with running shifts and training. She has great customer service skills; you will often find her behind the register. She has an uncanny ability to anticipate the needs of the business without having to be told and has helped grow Ghosted Concepts into what it is today.

Grace Dudas, Shift Leader

Grace has been with us for two years; she joined our team in February of 2022. Before joining our team she had a little over a years experience in the restaurant industry. She started with us a bagger and food runner and quickly advanced to the title of Shift Leader that summer. Grace helps with running shifts and training. She is a key player in our business, mostly working in the kitchen doing prep, and dressing and bagging orders. She is an incredibly quick learner and is self motivated, noticing what needs to be done and when someone may next an extra hand without having to be asked.

Sam Sabia, Crew Leader

Sam is the oldest daughter of Chef Carmen and Stephanie and has helped with the business since day one. Along the way she has held many unofficial roles starting with cashier and order taking to training and showing great leadership with her colleagues. She is a seasonal employee working the winter and summer breaks when she is home from college.

Corynne Dunaway, Crew Leader

Corynne joined our team in May of 2023. She has several years of experience in the hospitality industry before joining us which means she needed very little training before she was off and running. She works mostly in our kitchen doing prep, dressing and bagging orders, and helping our team members working her shifts. She is a seasonal employee working the winter and summer breaks when she is home from college.

Ana Jimenez, Crew Leader

Ana joined our team in September of 2023 and has quickly worked her way up the ranks. With her attention to detail, quick learning skills, and motivation she has proven herself to be a key employee. Before joining our team Ana worked concessions at a local baseball field.

Our Mission

To become the most loved takeout brand in America.

- Offer the highest quality food possible.
- Offer the best value for the price.
- Treat each individual customer as if they are a guest in our own home.
- To utilize 3rd party to its fulliest potenial to maximize exposer to new guest.

Business Model

We are a takeout restaurant that offer a wide variety of foods. Online food ordering has increased 300% over dine-in since 2014 and now accounts for 40% of restaurant sales.

- We cut 40% cost versus a traditional dine-in restaurant by eliminating the front of the house.

- We need less staff to produce more food. Our staff is highly productive and spends 100% of their time focusing on producing great food.
- Our long term build out cost is less. For any new locations all we need is a kitchen instead a full service restaurant space.

The Competition

We are strictly takeout and can focus solely on those sales. Where other restaurants have a dining room which can delay ticket times and the quality of the final product.

- We give you the gift of time, you place your order online, pick the time you'd like to pick it up and it's ready for you. No waiting in a drive thru.
- You can get your chicken sandwich fix every day of the week.
- We have dishes to fit everyone's craving.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	April 19, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide

Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Kitchen Upgrade	$45,000	$60,000
Equipment	$20,000	$30,000
Operating Capital	$0	$16,000
Marketing/Advertsing	$4,937	$9,630
Mainvest Compensation	$5,062.5	$8,370
TOTAL	$74,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering

Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.4 - 2.3%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.92%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.4% and a maximum rate of 2.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	1.4%
$87,250	1.6%
$99,500	1.8%
$111,750	2.1%
$124,000	2.3%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	50
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Limited Liability Company Interest
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	50
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interest

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Carmen Sabia	50%
Stephanie Sabia	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Pete Candland	$28,611	0%	12/01/2024	
SBA	$3,900	3.75%	06/04/2050	
GM Financial	$20,139	16.25%	09/26/2028	
American Express Credit Card	$4,505	%		
Bank of America Credit Card	$8,008	%		

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Phoenix Hospitality L.L.C. DBA Ghosted Concepts has been operating since Jan, 2020 and has since achieved the following milestones:

- Opened location in Haymarket, VA

- Achieved revenue of $37,853.97 in 2020, which then grew to $415,462.80 in 2022.

- Had Cost of Goods Sold (COGS) of $98,591.18, which represented gross profit margin of 54.5% in 2021. COGS were then $183,781.99 the following year, which implied gross profit margin of 55.8%.

- Achieved profit of -$3,946.11 in 2020, which then grew to $22,751.64 in 2021.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Phoenix Hospitality L.L.C. DBA Ghosted Concepts forecasts the following milestones:

- Secure an additional lease in the Northern VA area by January, 2025.

- Open another day part (lunch) to generate more sales in March, 2024.

- Achieve $1,000,000 revenue per year by 2026.

- Achieve $150,000 profit per year by 2026.

Subsequent events to historical financials

Since the latest available financial statements of Phoenix Hospitality L.L.C. DBA Ghosted Concepts, we have had the following material changes and trends:

- Took out a loan for 20,455.35 to purchase Truck for the business

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$804,931	$1,006,164	$1,257,706	$1,572,132	$1,965,165
Cost of Goods Sold	$330,022	$412,527	$515,659	$644,574	$805,718
Gross Profit	$474,909	$593,637	$742,047	$927,558	$1,159,447
EXPENSES					
Accounting	$6,680	$8,351	$10,439	$13,049	$16,311
Auto Mileage Expense	$9,498	$11,873	$14,841	$18,551	$23,189
Business Licenses and Permits	$1,287	$1,610	$2,012	$2,515	$3,144
Cell & Internet Expense	$5,000	$5,000	$5,000	$5,000	$5,000

Charitable Contribution	$3,542	$4,427	$5,534	$6,917	$8,647
Dues & Subscriptions	$1,000	$1,000	$1,000	$1,000	$1,000
Equipment Expense	$500	$650	$800	$950	$1,100
Gift Given	$200	$200	$200	$200	$200
Insurance Expense	$5,071	$6,339	$7,924	$9,904	$12,381
Interest Expense	$5,700	$4,700	$3,700	$2,700	$1,700
Meals Expense	$6,000	$6,000	$6,000	$6,000	$6,000
Office Supplies	$200	$200	$200	$200	$200
Total Payroll Expenses	$248,724	$310,905	$388,631	$485,789	$607,236
Postage and Delivery	$100	$100	$100	$100	$100
Propane Expense	$1,000	$1,400	$1,800	$2,400	$2,800
Rent	$31,905	$56,454	$58,148	$59,892	$61,689
Repairs and Maintenance	$8,049	$10,062	$12,577	$15,721	$19,652
Shop Expense	$100	$150	$200	$250	$300
Tax expense	$1,690	$2,113	$2,641	$3,301	$4,127
Tolls Expense	$420	$440	$480	$520	$550
Travel Expense	$300	$300	$300	$300	$300
Truck Expense (Insurance)	$1,800	$2,040	$2,264	$2,513	$2,790
Truck Expense - Other	$3,600	$4,800	$6,000	$7,200	$8,400
Uniforms	$1,126	$1,409	$1,761	$2,201	$2,751
Utilities	$14,166	$17,709	$22,136	$27,670	$34,587
Website expenses	$800	$900	$1,000	$1,100	$1,200
Advertising and Promotion	$4,266	$5,333	$6,666	$8,332	$10,415
Operating Profit	$112,185	$129,172	$179,693	$243,283	$323,678

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation

Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$102,923.00	$25,370.00
Cash & Cash Equivalents	$27,814.00	$24,594.00
Accounts Receivable	$0	$0
Short-term Debt	$22,276.00	$5,195.00
Long-term Debt	$77,855.00	$7,796.00
Revenues/Sales	$415,463.00	$216,453.00
Cost of Goods Sold	$184,681.00	$99,485.00
Taxes Paid	$0	$0
Net Income	$29,351.00	$20,162.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V